SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



3Q24

Earnings Presentation

Eletrobras

DISCLAIMER

This presentation may contain **estimates and projections** that **are not statements of past fact** but reflect the **beliefs and expectations of our management** and may constitute estimates and projections about **future events within** the meaning of Section 27A of the *Securities Act of* 1933, as amended, and Section 21E of the *Securities and Exchange Act of* 1934, as amended.

The words "believes", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify **estimates that necessarily involve risks and uncertainties, whether known or not**.

Known **risks and uncertainties** include, but are not limited to: general **economic, regulatory, political and business conditions** in Brazil and abroad, **changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of** consumer **use of electricity, competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments related to our receivables, changes in rainfall and water levels** in the reservoirs used to operate our hydroelectric plants, our **financing and capital investment plans,** existing and future **government regulations,** and other risks described in our annual report and other documents filed with CVM and SEC.

Estimates and projections refer only to the date on which they were expressed and we assume **no obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and **investors should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

Agenda



1
Main Highlights
3Q24



2
Operating
Performance



3
Generation



4
Financial
Performance

Eletrobras

3Q24 Highlights

The 3Q24 operational and financial performance shows that Eletrobras has achieved a solid financial position, being prepared to invest in the modernization of its assets, participate in transmission auctions and manage liabilities and contingencies effectively

1 SIMPLIFYING THE CORPORATE STRUCTURE

- Launch of the Consensual Dismissal Program (PDC)
- New Collective Bargaining Agreement approved by 64.8% of employees

2 CAPITAL ALLOCATION

- Merger of Furnas
- Conclusion of Reserve Energy Contracts - CER *sub judice*
- Sale of CTEEP shares

3 FINANCIAL MANAGEMENT

- Raising R$5.4 billion in debentures
- Diversification of *funding* instruments

4 COMPULSORY LOAN

- Reduction of R$ 945 million in the stock of compulsory loans vs. 2Q24



1 MAIN HIGHLIGHTS 3Q24

SIMPLIFICATION OF THE ADMINISTRATIVE STRUCTURE



Personnel Material Services and Other (PMSO) Adjusted
1%
7%
1,682
78
1,576
82
1,692
82
74
3Q23
2Q24
3Q24
Profit Sharing (PLR)
Tucuruí GSF insurance



Number of employees
-3%
2%
8,375
7,951
8,127
CDP3
3Q23
2Q24
3Q24

Main highlights:

- PMSO in line with 3Q23 - annualized value for 3Q24 of R$6.8 billion
- Voluntary Dismissal Program: 4,010 dismissal - 98.5% of those enrolled
- Consensual Dismissal Program is available to 64.8% of employees
- In the 9M24 there were 1,527 dismissals and 1,309 hirings, reinforcing the renewal of the workforce

(1) PMSO values adjusted with proportional PLR for comparability purposes
(2) Including employees who enrolled to the program in 2024
(3) Consensual dismissal plan

Eletrobras

FINANCIAL STRENGTH

R$ 22.1 billion in funds raised in 2024

- Debt maturity schedule

R$ billion


Gross debt of R$ 69.9
Average term: 59.4 months
36.9
7.7
0.9
28.4
4.4
9.6
7.8
6.9
0.3
5.9
0.3
7.3
0.3
6.9
27.7
6.7
21.0
Cash
2024
2025
2026
2027
2028
2029
2030
After 2031
Restricted Cash
Effects of SACE and debentures settled in October

Cash held is sufficient to repay 5 years of debt

~R$ 5.4 billion raised

in debentures

Another joint and coordinated issue by Eletrobras using standardized instruments, resulting in cost reduction:

10 years @ IPCA + 6.877% and CDI +1.05%

7 years @ CDI + 0.85%

1st bond issuance post-privatization

- US$ 750 million maturing in Jan/35
- 1st issue under Law 14,801/2024

1st financing with the support of an international export credit agency (ECA)

- Approval to raise US$ 400 million for 10 years

COMPULSORY LOAN

- Total inventory of compulsory loan provisions (R$ billion)



Balance 3Q23
19.06
Derisking initiatives
(e.g., discount agreements)
1.10
Conviction payments
0.92
-R$ 4.7 bn
-25%
Reclassification of settlements to liabilities
(awaiting approval)
3.51
Monetary update (Selic)
0.83
Balance 3Q24
14.36

R$ -945 million in inventory of compulsory loans vs. 2Q24

- Other effects 3Q24 (court settlements)

R$ 744 million
Disposal *off-balance*

R$ 61 million
possible

R$ 683 million
remote

R$ 132 million
released from court deposits and other guarantees such as shares in affiliated companies

* Considering that Eletrobras has already entered into legal agreements with creditors, which are only awaiting ratification for due payment, the amount have been reclassified to liabilities.



STRENGTHENING THE ESG AGENDA

Main highlights

Climate

- Start of commercial operations of the first wind turbines at the **Coxilha Negra Wind Farm** authorized by Aneel

Transparency

- Launch of **Sustainable Finance Reports** from Holding and CGT Eletrosul
  (Holding link | CGT Eletrosul link)
- Launch of the **Biodiversity and ecosystem services Booklet** (link)
- Launch of the **Innovation and Technology Booklet** (link)

Governance

- Established the **Socio-Environmental Commission**, which is linked to the Legal, Operations, Procurement, Engineering and Governance, Risk, Compliance and Sustainability VPs


Eletrobras

2 OPERATING PERFORMANCE

ENERGY BALANCE

Energy Balance (avgMW) 3Q24	2024	2025		2026		2027	
Resources with no impact on the balance	**1,192**	**0**		**0**		**0**	
Resources (A)	**14,518**	**15,391**		**16,581**		**17,678**	
Own resources	**12,899**	**14,185**		**15,449**		**16,628**	
Hydro	12,708	13,935		15,199		16,378	
Wind	191	250		250		250	
Energy Purchase	1,620	1,206		1,132		1,050	
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**	**Lower**	**Higher**
Sales (B)	**12,848**	**9,599**	**12,099**	**7,599**	**9,099**	**5,990**	**7,240**
ACR - Except quotas	3,638	3,099		3,099		2,990	
ACL - Bilateral Contracts + Short Term Market implemented (range)	9,210	6,500	9,000	4,500	6,000	3,000	4,250
Average Prices Implemented Contracts							
Limit =>		**Lower**	**Higher**	**Lower**	**Higher**	**Lower**	**Higher**
Average Price of Sales Contracts (ACR and ACL - R$/MWh)	179	170	180	180	200	185	215
Balance (A - B)	**1,671**	**5,792**	**3,292**	**8,982**	**7,482**	**11,688**	**10,438**
Balance considering estimated hedge	**146**	**3,256**	**756**	**6,216**	**4,716**	**8,707**	**7,457**
Decontracted energy considering hedge estimate	**1%**	**21%**	**5%**	**37%**	**28%**	**49%**	**42%**

Assured Capacity (avgMW)	2024	2025	2026	2027
Hydro	17,118	17,118	17,117	16,991
Thermal	1,073	0	0	0
Wind	259	259	259	259
Total	**18,450**	**17,377**	**17,376**	**17,251**

698 clients
in 3Q24, of which 614 in the ACL +74% x 3Q23

- **Focus on attracting end customers**
- **Sale of uncontracted energy with price upsides**

Details of the Energy Balance are reported in the Earnings Release.



3 GENERATION

HYDROLOGICAL SCENARIO


Affluent Natural Energy - SIN (% Historical Average)
205
185
165
145
125
105
85
65
45
25
Turning Point
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oct-24
Nov-24
Min and Max (2019-2023)
Real
ONS (REV1)


Southeast (SE) PLD
800
700
600
500
400
300
200
100
0
Turning Point - June
1/1
1/21
2/10
3/1
3/21
4/10
4/30
5/20
6/9
6/29
7/19
8/8
8/28
9/17
10/7
10/27

Affluent Natural Energy - ENAs:

- 2024 has been a year with low hydrology, and the scenario got worse from July onwards, making it one of the worst in the country's 94-year history

Prices:

- Volatility in response to ENAs, from June onwards prices started to rise, especially in October

MODULATION - EXAMPLE OCTOBER 09, 2024


PLD SE
Hydro Resource SE (MRE)
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
-
1.400,00
1.200,00
1.000,00
800,00
600,00
400,00
200,00
-
Average Generation: 26.5 avg GW
Average PLD: R$ 663/MWh
12:00 AM
1:00 AM
2:00 AM
3:00 AM
4:00 AM
5:00 AM
6:00 AM
7:00 AM
8:00 AM
9:00 AM
10:00 AM
11:00 AM
12:00 PM
1:00 PM
2:00 PM
3:00 PM
4:00 PM
5:00 PM
6:00 PM
7:00 PM
8:00 PM
9:00 PM
10:00 PM
11:00 PM

Example of Modulation Effect - October 09th, 2024:

No modulation:

- Average generation = 26.5 avg GW
- Average PLD = R$ 663/ MWh
- Revenue day: 26.5 x 663 x 24 hours = R$ 421.6 million

With modulation:

- Revenue day: $\sum$ (generation X PLD $_i$) = R$ 431 million

i = time of day

Modulation Effect

- Δ Revenue day = +R$ 9.4 million (For MRE in SE)

Hourly Modulation Premium - Hydro Resource (MRE) (R$/MWh)

	Southeast	South	Northeast	North
3Q24	3	3	6	3
October	20	20	24	20

Modulation benefit in October was higher than in 3Q24



Eletrobras

4 FINANCIAL PERFORMANCE

MAIN HIGHLIGHTS 3Q24

Generation revenue impacted by Tucuruí GSF renegotiation of R$ 1.3 billion in July and August

Revenue from Amazonas Energia

Positive effect of R$ 606 million, with R$ 376 million recognized from months prior to 3Q24

Periodic Tariff Review - RTP

Positive non-cash effect of **R$ 6.1 billion** in IFRS - regulatory remeasurement

Reduction of R$ 945 million in inventory of Compulsory Loans vs 2Q24

Conclusion of the liability management, highlighting the bond issuance of US$ 750 million maturing in 2035 and R$ 5.4 billion in debentures

SOLID FINANCIAL PERFORMANCE IN 3Q24

R$ million

- Gross Revenue



+ 22%
+ 7%
10,599
11,694
12,960
12,513
3Q23
3Q24
IFRS
Regulatory

- EBITDA



+ 6%
+ 9%
6,516
6,231
6,970
6,775
3Q23
3Q24
Regulatory
Adjusted Regulatory

- IFRS Net Income



+ 387%
+ 566%
1,477
1,099
8
7,195
7,563
5,417
3Q23
3Q24
IFRS
Adjusted IFRS
Remeasurement

Main highlights vs. 3Q23

Increase in generation revenue due to the renegotiation of Tucuruí GSF

Reduction in transmission RAP following the Periodic Tariff Review (RTP)

Higher EBITDA, reflecting higher generation revenue. PMSO increased below inflation in the period. Highlight was the **net reversal of a R$347 million provision** due to the likelihood of receiving from Amazonas Energia

Adjusted IFRS net income **reflected EBITDA growth**, partially offset by a R$203 million negative impact in the financial result. Most important impact was the **regulatory remeasurement of transmission contracts: R$5,417 million**

PMSO ADEQUACY

- IFRS



- 21%
R$ million
2,525
917
601
51
22
934
2,005
468
569
2
64
902
-49%
-5%
27%
-93%
-3%
Personnel
VDP
Material
Services
Other
3Q23
3Q24

- Adjusted IFRS



+ 0,6%
1,682
60
574
51
997
1,692
157
569
64
902
159%
-1%
27%
-9%
Personnel
Material
Services
Other
3Q23
3Q24

- Recurring PMSO highlights - 3Q24 x 3Q23

PERSONNEL

- **-R$ 75 million**: new hires and voluntary dismissal programs
- **+R$ 75 million**: *pro rata* Profit Sharing *vs* R$ 69 million in 3Q23

SERVICES

- **-$37 million**: reduction in personnel services
- **+R$12 million**: cost of operational maintenance services

OTHER

- **+R$ 221 million**: higher spending on compensation, fines and court sentences
- **+R$ 74 million**: premium paid for the GSF insurance of the Tucuruí contractual extension in July and August with a counterpart of R$ 126 million received and recognized in revenue

(1) Adjustment of 4.18% as of May 2023 related to the Collective Bargaining Agreement 2022/2024

OPERATING PROVISIONS

Positive figures represent **reversal of provision**

R$ million	3Q24	3Q23
Litigation reversals	418	515
Provision for Implementation of Actions - Compulsory loan	3	57
Result actuarial reports	(128)	(97)
Estimated losses on investments	11	167
ECL	(75)	(84)
Others	-	(385)
Total	229	173

Corporate Vision

Litigation reversals
Δ -R$ 97 million

Reversals of R$ 211 million, as well as write-offs of R$ 300 million for agreements signed regarding compulsory loans

Results of actuarial reports
Δ -R$ 31 million

Interest and current service costs defined in the reports are now posted on a monthly basis instead of at year end

Estimated losses on investments
Δ -R$ 156 million

R$ 80 million at Eletrobras, due to recovery of investment in MESA in 3Q23, with no counterpart in 3Q24

Others[1]
Δ R$ 385 million

Impacted mainly by the R$490 million balance in refunds to RGR Fund in 3Q23, with no counterpart in 3Q24

[1] Highlight: Reversal of R$24 million at CGT Eletrosul, R$15 million at Eletrobras/Furnas, and R$13 million at CHESF following a reassessment of the values of onerous contracts.

ANNEX

CASH FLOW 3Q24

In 3Q24, funds generated by operating activities amounted to R$5.6 billion of which Free Cash Flow was R$3.6 billion



R$ billion
6.2
0.2
-0.6
-0.4
0.0
0.2
5.6
-1.9
3.6
-1.4
-1.1
-1.9
0.0
2.4
0.0
1.7
0.5
0.0
2.2
Adjusted Regulatory EBITDA, before Equity Holdings
EBITDA Adjustment
Income Tax and Social Contribution
Working Capital
Privatization Charges
Dividends Received
Operating Cash Flow
Investments*
Free Cash Flow
Debt Service
Litigation
Net Funding**
Receipt of Loans and Financial Charges
Disposal of equity holdings
Dividends
Free Net Cash
Change in Restricted Cash (short and long term)
Change in Financial Investments (long-term)
Net Cash

*Excludes generation contributions
**Net funding: raising debt, net of issuance costs.

MODULATION - CONCEPT OF CALCULATING THE SOURCE BENEFIT



Hydro Resource (MRE) (2)
75.000
50.000
25.000
-
Average Resource: 40 avgGW
PLD (1)
1.200,00
900,00
600,00
300,00
-
Requirements
50.000
40.000
30.000
20.000
10.000
0
Average Requirement: 40 avgGW

Settlement at the CCEE: hourly (i)

$$(\text{Resource} - \text{Requirement}) \times PLD_i =$$

$$\text{Resource} \times PLD_i - \text{Requirement} \times PLD_i$$

Analysis of Hourly Impact (modulation): comparison of the result of each portion vs. the average PLD for the period (PLD_{flat})

$$(\text{Resource} - \text{Requirement}) \times (PLD_i - PLD_{flat}) =$$

$$\text{Resource} \times (PLD_i - PLD_{flat}) - \text{Requirement} \times (PLD_i - PLD_{flat})$$

- Resource: every hour, production is valued vs. the delta between the PLD_i and the PLD_{iflat}
- Requirement, the same methodology is adopted, in the case of sales without modulation (example on the left), the hourly effect of PLD is zero

Gain from modulation: observed in the entire Resource and not only in the net position settled at the CCEE

(1) Difference Settlement Price (PLD) used to price energy in the short-term market, for the Southeast submarket, one of the 4 submarkets which form the National Electric System (SIN)

(2) MRE: Energy Reallocation Mechanism

MODULATION - EXAMPLE OCTOBER 09, 2024



Hydro Resource SE (MRE) (2)
40.000
30.000
20.000
10.000
-
30.2
22.3
Average Resource: 26.5 avg GW
PLD SE (1)
1.200
900
600
300
0
1,050
535
Average PLD: R$ 663/MWh
0:00 1:00 2:00 3:00 4:00 5:00 6:00 7:00 8:00 9:00 10:00 11:00 12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00

Example – October 09th, 2024:

- at 08:00 am:
  - PLD * = R$ 535/MWh
  - Generation = 22.3 avg GW
  - Loss of R$ 128/MWh (535 - 663) x Generation (22.3), divided by Average Generation: - R$ 107/MWh
- at 06:00 pm:
  - PLD = R$ 1,050/MWh
  - Generation = 30.2 avg GW
  - Gain of R$ 387/MWh (1,050 - 663) x Generation (30.2), divided by Average Generation: R$ 443/MWh

On this day, the hydro modulation gain was R$ 16/MWh

* Difference Settlement Price (PLD) used to price energy in the short-term market

(1) Difference Settlement Price (PLD) used to price energy in the short-term market, for the Southeast submarket, one of the 4 submarkets which form the National Electric System (SIN)

(2) MRE: Energy Reallocation Mechanism

RENEGOTIATION OF HYDROLOGICAL RISK

Technology	Plant	RRH product	RRH volume – avg MW	Premium (Aug/24) - R$/MWh	Start	End
HPP	Santo Antônio	SP93	1,553	5,42	05/01/25	12/31/41
HPP	Santo Antônio (Expansion)	SP100	130	18,69	03/30/18	12/31/46
HPP	Teles Pires	SP92	778	4,17	01/01/15	12/31/44
HPP	Retiro Baixo	SP97	35	10,84	01/01/09	12/31/38
HPP	Balbina	SP100	126	15,85	05/01/13	03/01/27
HPP	Governador Jayme Canet Junior (former MAUÁ)	SP92	94	4,17	01/01/11	12/31/40
HPP	Passo São João	SP92	37	4,17	01/01/10	12/31/39
HPP	São Domingos	SP92	36	4,17	01/01/12	12/31/41
HPP	Batalha	SP100	47	15,85	01/01/10	12/31/39
HPP	Manso	SP100	88	15,85	01/01/10	12/31/39
HPP	Simplício	SP100	185	15,85	01/01/10	12/31/39
HPP	Baguari	SP97	38	10,84	01/01/10	12/31/39
HPP	Tucuruí	SP100	3,920	15,85	07/12/24	08/30/24
HPP	Belo Monte	SPR100	3,200	17,04	01/01/15	12/31/44

ASSETS | OPERATING PERFORMANCE



Eletrobras' Generation Availability Factor (FID)[1]
1,02
1,015
1,01
1,005
1,015 1,015 1,015 1,014 1,014 1,013 1,012 1,012 1,012 1,012
2023 jan/24 feb/24 mar/24 apr/24 may/24 jun/24 jul/24 aug/24 sep/24
FID

Transmission line availability until Sep/24



99.97%

Transformer availability until Sep/24



99.95%

[1]FID (Fator de Disponibilidade) represents an availability target to be met by generation agents. FID is mainly influenced by forced and scheduled stops that occur in generating units.

Q&A

Eletrobras

Investor Relations

+55 21 2514-6331| ri@eletrobras.com

www.eletrobras.com/ri

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